NORTH AMERICAN ENERGY PARTNERS INC. Exhibit 99.3
Management's Discussion and Analysis
For the year ended December 31, 2014

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Management's Discussion and Analysis
For the year ended December 31, 2014
A. EXPLANATORY NOTES
February 17, 2015
The following Management's Discussion and Analysis ("MD&A") is as of December 31, 2014 and should be read in conjunction with the attached audited consolidated financial statements for the year ended December 31, 2014 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF"), are available on the Canadian Securities Administrators' SEDAR System at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.
Caution Regarding Forward-Looking Information
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide material information and analysis about our company and our business at a point in time, in the context of our historical and possible future development. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Non-GAAP Financial Measures
A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as EBITDA which is "net income before interest expense, income taxes, depreciation and amortization", "Consolidated EBITDA" (as defined in our fifth amended and restated credit agreement, our "credit agreement"), "Piling Business EBITDA" and "backlog". Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported in the consolidated financial statements.
EBITDA and Consolidated EBITDA
Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income.
We believe that EBITDA is a meaningful measure of the performance of our business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our Credit Facility requires us to maintain both a fixed charge coverage ratio and a senior leverage ratio, which are calculated using Consolidated EBITDA from continuing operations. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility.
As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

2014 Management's Discussion and Analysis 1

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•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses represents an actual use of cash during the period.
Consolidated EBITDA from Continuing Operations
With the sale of our Pipeline construction related assets (November 22, 2012) and our Piling related assets and liabilities (July 12, 2013) and the exit from both businesses, the results from these businesses are reported as results from "discontinued operations". We believe that our performance should be measured on our continuing operations and compared against historical results from continuing operations. "Consolidated EBITDA from Continuing Operations" is defined as Consolidated EBITDA excluding results from discontinued operations.
Piling Business EBITDA
As part of the sale of our Piling related assets and liabilities, as discussed in "Financial Results - Contingent Proceeds", we may receive contingent proceeds based on certain profitability thresholds being achieved from the use of the assets and liabilities sold. The calculation of the actual profitability performance, for the purpose of determining the contingent proceeds that we should receive, is defined in the purchase and sale agreement using substantially our definition of Consolidated EBITDA, as described above, as it applies to the Piling business with a limit placed on incremental corporate general & administrative ("G&A") costs that can be included in the determination of such EBITDA (the "Piling Business EBITDA").
Backlog and future workload
Backlog is a measure of the amount of secured work a company may have outstanding. Backlog is not a GAAP measure. As a result, the definition and determination of backlog will vary among different organizations ascribing a value to backlog. We have reported our backlog in prior reporting periods using the definition of backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract, work order, work authorization or change order specifying job scope, value and timing (limited to contracts or work orders with values exceeding $500,000).
We do not believe that backlog is an accurate indicator of the base level of our future revenue potential as a significant portion of our activity is performed under a master services agreement ("MSA") with each of our key clients. Our clients provide us with work authorizations under the MSAs as our services are required and as we have equipment fleet available to perform the work. In addition, the amount of work performed under our MSAs compared to work performed under contracts varies year-by-year.
B.    SIGNIFICANT BUSINESS EVENTS
Accomplishments against our 2014 Strategic Priorities
At the start of 2014, we reaffirmed our strategic priorities which would lead us to becoming an integrated service provider of choice for the developers and operators of resource-based industries in a broad and often challenging range of environments while also strengthening shareholder confidence and value. These priorities included:
•Enhance safety culture;
•Increase customer satisfaction;
•Improve productivity and profitability;
•Improve cash flow;
•Strengthen the balance sheet; and
•Increase our presence outside the oil sands.

t This paragraph contains forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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Regretfully, on June 2, 2014, we experienced an employee fatality at our designated work area within the Suncor1 Millennium mine site. We suspended all of our activities on this site while we worked with our customer and the appropriate authorities to complete a thorough and comprehensive investigation into the cause of the incident. On July 4, 2014, we began a graduated "return to work" plan at the site. This ramp up continued at a slow pace through July and August and full activities were only resumed once we had reviewed and implemented new safety processes with our customer.
This fatality overshadowed an otherwise strong safety record in 2014, which included a significant improved Total Recordable Injury Rate ("TRIR") of 0.88, down from 0.97 in 2013 and 1.78 in 2012.
Our focus on our strategic priorities resulted in the following significant 2014 accomplishments:

•	Partnered with our customers to develop strategies that would allow us to deliver the most cost effective and efficient Heavy Construction and Mining services;

•
Improved Gross Profit by $5.7 million (margin improved 1.2% to 10.9%) and improved Consolidated EBITDA from continuing operations by $21.0 million (margin improved 4.4% to 13.7%) on similar revenues through a continued focus on improving our cost structure. This complements the benefits realized in 2013, where we improved Gross Profit by $21.7 million (margin rose by 5.7%) and improved Consolidated EBITDA from continuing operations by $15.4 million (margin rose by 4.5%) despite a 21% drop in revenue;

•	Generated $24.2 million of free cash flow[2] from better profitability and continued capital discipline which complements the $34.7 million of free cash flow[3] generated in 2013;

•	Received $36.3 million in net proceeds on January 2, 2015 from the sale of contract-specific equipment to Canadian Natural[4];

•
Reduced total 2014 interest cost by $9.5 million and redeemed a further $16.3 million of Series 1 Debentures as a continuation of our focus on reducing our cost of debt. In 2013, we reduced our total debt[5] for continuing operations to $118.3 million from $330.7 million;

•
Commenced a second normal course issuer bid, in December 2014, for the purchase and cancellation of up to 1,771,195 voting common shares (approximately 5% of outstanding voting common shares). We have completed the purchase and cancellation of 1,120,000 outstanding voting common shares as at February 13, 2015. This is in addition to the purchase and cancellation of 1.8 million outstanding voting common shares that we completed in 2013; and

•
Continued our focus on extending our presence outside the oil sands with work progressing on the Highway 63 road building project for the Government of Alberta Ministry of Transport, our pre-qualification as part of a contractor consortium to bid for the main civil work package associated with the Site C Clean Energy ("Site C") project[6] in British Columbia and our bid currently being finalized for pre-work activities on the same Site C project. The $8.8 billion Site C hydro-electric dam project was sanctioned by the Province of British Columbia on December 16, 2014.

On May 29, 2014, Total E&P Canada Ltd.7 announced the suspension of development for the Joslyn mine, citing rising cost pressures. We had been working on the Joslyn mine, completing the initial earthworks for the project, under a contract awarded in November 2011.

1 Suncor Energy Inc. (Suncor).
2 Free cash flow for the year ended December 31, 2014 represents cash from operations ($41.7 million) less cash used in investing activities ($19.5 million), adjusted to exclude cash used for growth capital expenditures ($2.0 million) and cash used for/from acquisitions ($nil).
3 Free cash flow for the year ended December 31, 2013 represents cash from operations ($57.5 million) less cash used in investing activities ($27.1 million), adjusted to exclude cash used for growth capital expenditures ($4.3 million) and cash used for/from acquisitions ($nil).
4 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.
5 Total debt is calculated as the addition of the following balance sheet items: Series 1 Debentures, 8 3/4% senior notes, current and non-recurring portion of swap liability, capital lease obligations and credit facilities.
6 Site C Clean Energy ("Site C") project is a Province of British Columbia approved project operated by BC Hydro.
7 Total E&P Canada Ltd. (Total), a wholly owned subsidiary of Total SA.

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On January 31, 2015, the West Texas Intermediate ("WTI") price of a barrel of oil was trading at US$47.79 / bbl. The WTI price has dropped by US$50.38 since December 31, 2013, or a 51% reduction, with US$43.38 of the drop occurring since September 30, 2014. (WTI prices as reported by U.S. Energy Administration Information). The significant reduction in the WTI price and uncertainty in the future global price of oil has resulted in our customers announcing significant reductions in their budgeted 2015 capital spend, including:

•
Suncor announced a $1.0 billion reduction in their capital spending, with the primary impact of the reduction being on their MacKay River 2[8] and White Rose Extension Steam Assisted Gravity Drainage ("SAGD")[9] projects;

•
At the same time, Suncor as the operator of the Fort Hills mine development project, reaffirmed that the investment in the project would continue and that they would lower their capital expenditures through supply chain management to achieve first production by late 2017;

•	Syncrude announced an approximate $0.3 to $0.4 billion reduction in their operating, development and capital spending (10% to 15% reduction), primarily driven by a comprehensive review of costs;

•
Imperial Oil reaffirmed that their near-term capital plans, which have primarily focused on the Kearl mine and Cold Lake Nabiye SAGD facility, will remain unchanged, however they will be "rigorously examining operating costs and capital investments to maximize value"; and

•
Canadian Natural announced a $2.4 billion reduction in their capital spending, with the primary impact of the reduction being their Kirby North Phase 1 SAGD project ($0.3 billion of the capital spend reduction was applied to the Horizon mine's $6.0 billion budget to expand production capacity to 250,000 bbl/day from its current 110,000 bbl/day capacity by late 2017).

While the majority of our customers' capital spend reductions are focused on SAGD investment, they have also intensified their efforts to further lower the supply chain costs for both capital and operating spend on their oil sands mine projects. As noted, we have already developed strong partnerships with our customers as we jointly strive to develop mutually beneficial cost savings solutions to take advantage of economies of scale; improve the alignment of project schedules; and drive cost efficiencies. We have also approached our vendors to develop a similar mutually beneficial cost savings partnership.
We believe that the improvements to our balance sheet and cost structure that we have accomplished position us to deal with the ever present risks in our cyclical business. We also believe that we will be able to continue building pricing strategies with our customers and vendors that will allow us to share in the incremental cost savings.t
A complete discussion on these strategic priorities and tactics can be found in our most recent Annual Information Form ("AIF").
Debt and Equity Restructuring
Partial Redemption of 9.125% Series 1 Senior Unsecured Debentures Due 2017
On December 22, 2014, we redeemed $6.3 million of our 9.125% Series 1 Senior Unsecured Debentures due 2017 ("Series 1 Debentures") at a price of $960 per $1,000 principal amount, plus accrued and unpaid interest. On April 8, 2014, we redeemed $10.0 million of our Series 1 Debentures, on a pro rata basis, for 103.042% of the principal amount, plus accrued and unpaid interest.
The partial redemptions completed during 2014 will reduce annual interest cost for the Series 1 Debentures by approximately $1.5 million to $5.4 million.

8 MacKay River 2 is the second phase of the Suncor Energy Inc. owned and operated MacKay River project
9 White Rose Expansion Project is a joint venture between Husky Oil Operations Limited ("Husky") (68.875%), Suncor Energy Inc. (26.125%) and Nalcor Energy - Oil and Gas Inc. (5%), with Husky being the operator and the majority owner.
10 Syncrude Canada Ltd. (Syncrude) - operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Canadian Oil Sands Limited (37%), Imperial Oil Resources (25%), Suncor Energy Oil and Gas Partnership (12%), Sinopec Oil Sands Partnership (9%), Nexen Oil Sands Partnership (7%), Murphy Oil Company Ltd. (5%) and Mocal Energy Limited (5%).
11 Imperial Oil Resources Limited. (Imperial Oil).
t This paragraph contains forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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Credit Facility
On September 10, 2014, we entered into a First Amending Agreement to the Fifth Amended and Restated Credit Agreement (the "Credit Facility"). The amendment is expected to allow further flexibility in our financing needs as we plan for the future. The amended agreement includes the following changes:

•
Modification of the Senior Leverage Ratio covenant of Senior Debt to Consolidated EBITDA from less than 2.00 to 1.00 to less than 2.50 to 1.00. This change reflects our improved risk profile and lower Series 1 Debenture debt level and will improve our liquidity.

•
Increase to the allowable debt in respect of capital leases by $15.0 million to $90.0 million. This will allow us to continue to eliminate operating leases and to finance capital expenditures with low cost debt, thereby freeing up cash for new opportunities or to retire other more costly debt.

•
Pre-approval to redeem up to $20.0 million of the 9.125% Series 1 Debentures, of which $6.3 million was completed on December 22, 2014. This pre-approval will increase our flexibility to balance our mix of lower cost secured debt versus higher cost unsecured debt.

Share Purchase Program
Effective December 18, 2014, we commenced a normal course issuer bid for the purchase and cancellation of up to 1,771,195 voting common shares in the United States, primarily through the facilities of the New York Stock Exchange ("NYSE"). Such voting common shares represent approximately 5% of the issued and outstanding voting common shares as of December 10, 2014. As at December 31, 2014, 500,000 voting common shares had been purchased and retired, resulting in a reduction of $4,238 to common shares and an increase to additional paid-in capital of $2,297. Subsequently, a further 620,000 voting common shares were purchased and retired in the normal course, as at February 13, 2015.
During the year ended December 31, 2013, we purchased and subsequently cancelled 1,800,000 voting common shares, in the normal course, in the United States primarily through the facilities of the NYSE. Such voting common shares represented approximately 5% of the issued and outstanding voting common shares. This transaction resulted in a reduction of $16,133 to common shares and an increase to additional paid-in capital of $4,393.
All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.
2015 Sale of Contract Equipment to Horizon Mine Customer
On January 2, 2015, under the terms of our long-term overburden removal contract with Canadian Natural, we completed the sale of contract-specific equipment to this customer. We received $36.3 million in net proceeds on the closing date of the sale after the $2.2 million buyout of certain related equipment leases and the assignment to the customer of other related equipment leases. At December 31, 2014, we recorded $29.4 million in assets held for sale and invoiced the customer for the final $6.9 million balance of unbilled revenue that related to this contract-specific equipment sale.
The sale of contract-specific equipment to the customer was originally planned to occur as leases expired, with the final equipment sale scheduled for June 30, 2015, upon completion of the long-term contract. However, our customer exercised their right under the contract to accelerate the purchase. Our customer has also exercised their right under the contract to take over the equipment maintenance activities for the purchased equipment as of January 2, 2015, as they did with the assumption of supply chain activities in 2014. We will continue to provide operating manpower and manage the execution of overburden removal services at the Horizon mine for the remaining term of this contract, utilizing the equipment now owned and maintained by our customer. As a result of this transaction and the buyout of other contract-specific leases during 2014, we expect to reduce our annual operating lease expense by $11.2 million from 2014 levels.t

t This paragraph contains forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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C. OUR BUSINESS
Five Year Financial Performance
The table below represents select financial data related to our business performance for the past five years:

	Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2014	2013	2012	2011(1)	2010
Operating Data
Revenue	$471,777	$470,484	$595,422	$636,101	$716,562
Gross profit	51,400	45,739	24,030	16,293	97,166
Gross profit margin	10.9%	9.7%	4.0%	2.6%	13.6%
Operating income (loss)	11,599	(2,683)	(23,136)	(31,574)	36,431
Net income (loss) from continuing operations	(697)	(18,047)	(32,496)	(35,508)	(2,230)
Consolidated EBITDA from continuing operations(2)	64,442	43,466	28,071	55,518	81,538
Consolidated EBITDA margin from continuing operations	13.7%	9.2%	4.7%	8.7%	11.4%
Per share information for continuing operations
Net loss - basic & diluted	$(0.02)	$(0.50)	$(0.90)	$(0.98)	$(0.06)
Balance Sheet Data
Total assets(3)	$456,581	$445,641	$474,749	$478,671	$568,458
Total debt(3)	128,324	118,295	330,729	328,959	305,442
Total shareholders' equity	189,579	191,835	143,573	143,573	176,902
Debt to shareholders' equity	0.7:1	0.6:1	2.5:1	2.3:1	1.7:1

[1]	Financial results for the year ended December 31, 2011 include a $42.5 million revenue write-down on the Canadian Natural overburden removal contract.
[2]
For a definition of Consolidated EBITDA and reconciliation to net income see "Non-GAAP Financial Measures" and "Summary of Consolidated Results" in this MD&A. The consolidated EBITDA calculation for the year ended December 31, 2011 excludes the non-cash effect of the $42.5 million revenue write-down on the Canadian Natural contract.

[3]	Total assets and total debt have been adjusted to only include assets and debt associated with continuing operations for all periods presented.
[4]
Total debt is calculated as the addition of Series 1 Debentures, 8 3/4% senior notes, current and non-recurring portion of swap liability, capital lease obligations and credit facilities. Excluded from total debt is debt relating to discontinued operations of $6.1 million and $0.3 million at December 31, 2012 and 2011, respectively.

Business Overview
We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
Our core market is the Canadian oil sands, where we provide construction and operations support services through all stages of an oil sands project's lifecycle. We have extensive construction experience in both mining and in situ oil sands projects and we have been providing operations support services to four producers currently mining bitumen in the oil sands since inception of their respective projects: Syncrude, Suncor, Imperial Oil and Canadian Natural. We focus on building long-term relationships with our customers and in the case of Syncrude and Suncor, these relationships span over 30 years. For a discussion on our revenue by source and revenue by end market refer to the "Our Business - Revenue by Source and End Market" section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.
We believe that we operate one of the largest fleet of equipment of any contract resource services provider in the oil sands. Our total fleet (owned, leased and rented) includes approximately 421 pieces of diversified heavy construction equipment supported by over 1,301 pieces of ancillary equipment. We have a specific capability operating in the harsh climate and difficult terrain of northern Canada, particularly in the Canadian oil sands.
While our services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully leverage our oil sands knowledge and technology and put it to work in other resource development projects. We believe we are positioned to respond to the needs of a wide range of other resource developers and provincial infrastructure projects across Canada. We remain committed to expanding our operations outside of the Canadian oil sands.t

t This paragraph contains forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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We believe that our excellent safety record, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers.
We believe that our commitment to elevating the standard of excellence in safety, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers.
Operations Overview
Our services are primarily focused on supporting the construction and operation of surface mines, particularly in the oil sands, with a focus on:

•	site clearing and access road construction;

•	site development and underground utility installation;

•	construction and relocation of mine site infrastructure;

•	stripping, muskeg removal and overburden removal;

•	heavy equipment and labour supply;

•	material hauling; and

•	mine reclamation and tailings pond construction.
In addition, we provide site development services for plants and refineries, including in situ oil sands facilities.
We maintain our large diversified fleet of heavy equipment and ancillary equipment from our two significant maintenance and repair centers, one based in Fort McMurray, Alberta on a customer's mine site and one based near Edmonton, Alberta. In addition, we operate running maintenance and repair facilities at each of our customer's oil sands mine sites.
We believe our competitive strengths are as follows:

•	leading market position in contract mining services;

•	large, well-maintained equipment fleet;

•	broad mining service offering across a project's lifecycle;

•	long-term customer relationships;

•	operational flexibility; and

•	strong balance sheet to weather the cyclical risks prevalent in the oil sands.
For a complete discussion of our competitive strengths, see the "Business Overview - Competitive Strengths" section of our Annual Information Form ("AIF"), which section is expressly incorporated by reference into this MD&A.
Revenue by Source and End Market
Our revenue is generated from two main sources:

•	operations support services; and

•	construction services.
Our revenue is generated from three main end markets:

•	Canadian oil sands;

•	non-oil sands resource development; and

•	provincial infrastructure.
For a discussion on our revenue by source and end market see the "Our Business - Revenue by Source and End Market" section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Our Strategy
Our strategy is to be an integrated service provider of choice for the developers and operators of resource-based industries in a broad and often challenging range of environments and to leverage our equipment and expertise to support the development of provincial infrastructure projects across Canada. For a discussion on how we will implement our strategy see the "Our Strategy" section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

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D. FINANCIAL RESULTS
Summary of Consolidated Annual Results

	Year Ended December 31,
(dollars in thousands, except per share amounts)	2014	2013	2014 vs 2013 Change
Revenue	$471,777	$470,484	$1,293
Project costs	216,342	180,348	35,994
Equipment costs	161,108	207,906	(46,798)
Depreciation	42,927	36,491	6,436
Gross profit	51,400	45,739	5,661
Gross profit margin	10.9%	9.7%	1.2%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	30,157	33,708	(3,551)
Stock-based compensation expense	3,305	6,193	(2,888)
Operating income (loss)	11,599	(2,683)	14,282
Interest expense	12,235	21,697	(9,462)
Net loss from continuing operations	(697)	(18,047)	17,350
Net loss margin from continuing operations	(0.1)%	(3.8)%	3.7%
Net (loss) income from discontinued operations	(472)	87,231	(87,703)
Net (loss) income	(1,169)	69,184	(70,353)
EBITDA from continuing operations (1)	$58,082	$37,315	$20,767
Consolidated EBITDA from continuing operations	$64,442	$43,466	$20,976
Consolidated EBITDA margin from continuing operations	13.7%	9.2%	4.4%

Per share information - continuing operations
Net loss - Basic	$(0.02)	$(0.50)	$0.48
Net loss - Diluted	$(0.02)	$(0.50)	$0.48
Per share information - discontinued operations
Net (loss) income - Basic	$(0.01)	$2.41	$(2.42)
Net (loss) income - Diluted	$(0.01)	$2.39	$(2.40)
Per share information
Net (loss) income - Basic	$(0.03)	$1.91	$(1.94)
Net (loss) income - Diluted	$(0.03)	$1.89	$(1.92)

Cash dividend per share	$0.08	$0.00	$0.08

(1)	A reconciliation of net income (loss) from continuing operations to EBITDA and Consolidated EBITDA is as follows:

	Year Ended December 31,
(dollars in thousands)	2014	2013
Net loss from continuing operations	$(697)	$(18,047)
Adjustments:
Interest expense, net	12,235	21,697
Income tax benefit	(31)	(6,102)
Depreciation	42,927	36,491
Amortization of intangible assets	3,648	3,276
EBITDA from continuing operations	$58,082	$37,315
Adjustments:
Unrealized gain on derivative financial instruments	—	(6,551)
Loss on disposal of plant and equipment	2,777	3,033
(Gain) loss on disposal of assets held for sale	(86)	2,212
Equity classified stock-based compensation expense	3,615	981
Loss on debt extinguishment	54	6,476
Consolidated EBITDA from continuing operations	$64,442	$43,466
Consolidated EBITDA from discontinued operations	$(472)	$9,577
Consolidated EBITDA	$63,970	$53,043
Analysis of Consolidated Annual Results from Continuing Operations
Revenue
For the year ended December 31, 2014, revenue was $471.8 million, up from $470.5 million for the year ended December 31, 2013. The equivalent revenue in 2014 reflects our significant site development project work performed at the Fort Hills mine and road construction work on the Highway 63 project. This offset the completion of heavy civil construction work completed in 2013 on the Mildred Lake Mine Relocation ("MLMR") project at the Base

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Plant mine and the wind-down of site development activity at the Joslyn mine, as a result of the May 29, 2014 announcement by the customer that the mine development project has been suspended.
The construction of mechanically stabilized earth ("MSE") walls at the Horizon and Fort Hills mines and an increase in mine services revenue at the Kearl mine contributed to the current year volumes and helped to offset lower reclamation volumes compared to 2013 that were not awarded this year along with lower revenue generated from equipment rental revenues in the current year.
Overburden removal revenue was lower at the Horizon mine compared to the prior year, on similar volumes, as our customer exercised their rights under the cost reimbursable long-term overburden removal contract to assume the procurement activities for equipment maintenance parts, eliminating the revenue related to these reimbursable costs. Revenue in the second and third quarter of this year was also negatively affected by the shutdown associated with the fatality at the Millennium mine.
Gross profit
For the year ended December 31, 2014, gross profit was $51.4 million or 10.9% of revenue, up from $45.7 million or 9.7% of revenue in the previous year. Strong margins on civil construction and mine support activities helped to offset the cost impacts of the shutdown at the Millennium mine and the negative margin impact of an increase in the use of rental equipment to support the civil construction volumes. In addition, gross profit was negatively affected by a $5.7 million write-down on plant and equipment and assets held for sale (1.2% of revenue) charged to depreciation during the year. The benefits of a strong focus on cost control and a shift from lower margin overburden removal related activities helped to mitigate the negative margin impact of higher than expected number of weather delays on the Highway 63 project.
Operating lease expense for the year ended December 31, 2014 was $15.0 million, down from $23.0 million last year, resulting from our debt refinancing initiative, discussed in detail in "Resources and Systems - Capital Strategy" in this MD&A.
Depreciation for the year ended December 31, 2014 was $42.9 million (9.1% of revenue) up from $36.5 million (7.8% of revenue) for the year ended December 31, 2013. As noted, current year depreciation included a charge for the write-down on plant and equipment and assets held for sale, compared to a $3.4 million write-down charge to depreciation in the year ended December 31, 2013, specific to an older fleet of under-performing trucks.
Operating Income
For the year ended December 31, 2014, operating income was $11.6 million, compared to an operating loss of $2.7 million during the year ended December 31, 2013. The improvement in operating income for the current year was a result of higher gross profit in the current year, a $3.6 million reduction in G&A expense (excluding stock-based compensation expense) and a $2.9 million decrease in stock-based compensation cost.
G&A expense (excluding stock-based compensation expense) was $30.2 million for the year ended December 31, 2014, down from $33.7 million in the year ended December 31, 2013. The current year G&A reflects the full year benefits from the simplification of our business and the associated restructuring activities implemented during the prior year. Stock-based compensation cost decreased compared to the previous year primarily as a result of the lower share price's effect on the carrying value of the liability classified award plans. This benefit was partially offset by the increased cost of the new equity classified Restricted Share Unit ("RSU"), Performance Share Unit ("PSU") and Deferred Share Unit ("DSU") award plans, which are not sensitive to a change in our share price.
For the year ended December 31, 2014 we recorded a $2.7 million loss on the disposal of plant and equipment and assets held for sale as we disposed of certain pieces of our heavy equipment fleet that had passed their useful lives. In addition we recorded $3.6 million of amortization of intangible assets. For the year ended December 31, 2013, we recorded $5.2 million of net losses on the disposal of plant and equipment and assets held for sale and we recorded $3.3 million of amortization of intangible assets.
Net loss from continuing operations
For the year ended December 31, 2014, we recorded a net loss of $0.7 million (basic and diluted loss per share of $0.02), compared to a net loss of $18.0 million (basic and diluted loss per share of $0.50) for the year ended December 31, 2013. The current year did not include any non-cash, non-recurring items affecting net income. Non-cash, non-recurring items affecting net income in the year ended December 31, 2013 included non-cash gains on embedded derivatives. Excluding these non-cash, non-recurring items from the prior-year results, net loss would have been $22.9 million (basic and diluted loss per share of $0.64).

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Summary of Consolidated Three Month Results

	Three Months Ended December 31,
(dollars in thousands, except per share amounts)	2014	2013	Change
Revenue	$113,179	$108,914	$4,265
Project costs	58,519	40,476	18,043
Equipment costs	32,599	43,999	(11,400)
Depreciation	11,935	7,638	4,297
Gross profit	10,126	16,801	(6,675)
Gross profit margin	8.9%	15.4%	(6.5)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	8,055	7,973	82
Stock-based compensation (recovery) expense	(2,183)	1,644	(3,827)
Operating income	1,037	5,559	(4,522)
Interest expense	3,218	3,220	(2)
Net (loss) income from continuing operations	(1,534)	5,498	(7,032)
Net (loss) income margin from continuing operations	(1.4)%	5.0%	(6.4)%
Net (loss) income from discontinued operations	(472)	36	(508)
Net (loss) income	(2,006)	5,534	(7,540)
EBITDA from continuing operations(1)	$14,430	$18,515	$(4,085)
Consolidated EBITDA from continuing operations(1)	$17,013	$15,063	$1,950
Consolidated EBITDA margin from continuing operations	15.0%	13.8%	1.2%

Per share information - continuing operations
Net (loss) income - Basic	$(0.04)	$0.15	$(0.19)
Net (loss) income - Diluted	$(0.04)	$0.15	$(0.19)
Per share information - discontinued operations
Net loss - Basic	$(0.01)	$—	$(0.01)
Net loss - Diluted	$(0.01)	$—	$(0.01)
Per share information
Net (loss) income - Basic	$(0.05)	$0.15	$(0.20)
Net (loss) income - Diluted	$(0.05)	$0.15	$(0.20)

Cash dividend per share	$0.02	$0.00	$0.02

(1)	A reconciliation of net (loss) income from continuing operations to EBITDA and Consolidated EBITDA is as follows:

	Three Months Ended December 31,
(dollars in thousands)	2014	2013
Net (loss) income from continuing operations	$(1,534)	$5,498
Adjustments:
Interest expense	3,218	3,220
Income tax (benefit) expense	(417)	1,403
Depreciation	11,935	7,638
Amortization of intangible assets	1,228	756
EBITDA from continuing operations	$14,430	$18,515
Adjustments:
Unrealized gain on derivative financial instruments	—	(4,528)
Loss on disposal of property, plant and equipment	2,032	784
(Gain) loss on disposal of assets held for sale	(43)	85
Equity stock-based compensation expense	844	207
Gain on debt extinguishment	(250)	—
Consolidated EBITDA from continuing operations	$17,013	$15,063
Consolidated EBITDA from discontinued operations	$(472)	$(323)
Consolidated EBITDA	$16,541	$14,740

Analysis of Three Month Results from Continuing Operations
Revenue
For the three months ended December 31, 2014, consolidated revenue was $113.2 million, up from $108.9 million in the same period last year. This increase resulted from strong site development volumes at the Fort Hills mine combined with MSE wall construction revenue from projects completed at both the Fort Hills and Horizon mines during the quarter. This increased project work offset lower demand for mine support services at the Base Plant and Millennium mine sites and the wind-down of site development activity at the Joslyn mine, with the suspension of the

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mine development project by the customer. Revenue was also lower at the Horizon mine as the customer took over responsibility for equipment supply chain costs at the start of 2014 on this cost reimbursable overburden removal contract. The previous year's revenue benefitted from heavy civil construction activity on the MLMR project at the Base Plant mine.
Gross profit
For the three months ended December 31, 2014, gross profit was $10.1 million or 8.9% of revenue, down from a gross profit of $16.8 million or 15.4% of revenue during the same period last year. In the current quarter, performance was negatively impacted by a $1.9 million charge to depreciation for the write-down of plant and equipment and assets held for sale (1.7% of revenue) and interrupted productivity on a contract due to a high volume of client required changes and a second project that experienced below expected productivity due to a higher number of inclement weather days. These negative impacts were partially offset by strong performance on civil construction and mine support projects, despite an increase in rental equipment requirements to support these projects and the continued benefit of equipment cost efficiencies. Prior year performance included a claim settlement on a construction project and strong performance on a second project.
Contributing positively to the gross profit for the quarter was a reduction in equipment operating lease expense to $3.0 million from $4.3 million in the same period last year, as a result of the refinancing of equipment operating leases to capital leases as part of our debt restructuring strategy.
Depreciation for the three months ended December 31, 2014 was $11.9 million, up from $7.6 million for the same period last year. As noted, current year depreciation included a write-down of plant and equipment and assets held for sale compared to a $0.1 million write-down charge to depreciation in the prior year.
Operating income
For the three months ended December 31, 2014, operating income was $1.0 million, compared to operating income of $5.6 million during the same period last year. The reduction in operating income resulted primarily from lower gross profit in the current year, partially offset by a $3.8 million decrease in stock-based compensation expense compared to 2013, reflecting the revaluation of our liability related awards from fluctuations in our share price. G&A expense (excluding stock-based compensation expense) was $8.1 million for the three months ended December 31, 2014, similar to the $8.0 million in the same period last year.
For the three months ended December 31, 2014, we recorded $2.0 million of losses on the disposal of plant and equipment and assets held for sale compared to $0.9 million in the previous period. Amortization of intangible assets was comparable for both periods.
Net (loss) income from continuing operations
For the three months ended December 31, 2014, net loss from continuing operations was $1.5 million (basic and diluted loss per share of $0.04), compared to a net income of $5.5 million (basic and diluted income per share of $0.15) during the same period last year. The current year did not include any non-cash, non-recurring items affecting net income. Non-cash, non-recurring items affecting net income in the prior periods included non-cash gains on embedded derivatives. Excluding these non-cash, non-recurring items from the prior-year results, net income would have been $2.1 million (basic and diluted income per share of $0.06).

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Non-Operating Income and Expense from Continuing Operations

	Three Months Ended December 31,		Year Ended December 31,
(dollars in thousands)	2014	2013	2014	2013
Interest expense
Long term debt
Interest on Series 1 Debentures	$1,472	$1,711	$6,168	$12,507
Interest on Credit Facility	446	260	1,268	2,424
Interest on capital lease obligations	869	686	3,103	2,716
Amortization of deferred financing costs	427	588	1,594	4,326
Interest on long term debt	$3,214	$3,245	$12,133	$21,973
Interest expense (income)	4	(25)	102	(276)
Total Interest expense	$3,218	$3,220	$12,235	$21,697
Foreign exchange loss (gain)	20	(34)	38	(156)
Unrealized gain on derivative financial instruments	—	(4,528)	—	(6,551)
(Gain) loss on debt extinguishment	(250)	—	54	6,476
Income tax (benefit) expense	(417)	1,403	(31)	(6,102)
Interest expense
In the three months ended December 31, 2014, total interest expense was $3.2 million, comparable to $3.2 million in the same period last year. Interest on the Series 1 Debentures of $1.5 million in the current quarter is lower than the expense in the same period last year due to the debt restructuring in 2013 and early 2014, which included the partial redemption of Series 1 Debentures with $150.0 million redeemed in July 2013 and $10.0 million redemption in April 2014. Offsetting this savings is a $0.2 million write-off of deferred financing costs related to the redeemed Series 1 Debentures, an increase in current year capital lease expense resulting from an increase in assets under capital leases, and an increase in Credit Facility interest due to increased borrowing activity in the current three month period.
In the year ended December 31, 2014, total interest expense was $12.2 million, down from the $21.7 million for the year ended December 31, 2013. The decreased expense is a result of the debt restructuring in 2013 and early 2014, which included the partial redemption of Series 1 Debentures in both years and reduced current year borrowing under our Credit Facility. Included in the current year interest expense is a $0.5 million deferred financing cost write-off related to the partial redemption of our Series 1 Debentures completed this year. Prior year interest expense included a write-off of $3.1 million in deferred financing costs related to the expiration of the previous Credit Facility and the partial redemption of Series 1 Debentures completed during the 2013 year. The interest savings from the debt restructuring was partially offset by an increase in interest on capital lease obligations, a result of the refinancing of operating leases to capital leases during 2013 and an overall increase in assets under capital leases as part of our strategy to replace higher cost debt.
A more detailed discussion on our Series 1 Debentures, our credit facilities and our debt restructuring can be found under "Resources and Systems - Capital Strategy" in this MD&A.
Foreign exchange loss (gain)
The foreign exchange gains and losses recognized in the current and prior year periods relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment parts. A more detailed discussion about our foreign currency risk can be found under “Risk Factors - Quantitative and Qualitative Disclosures about Market Risk”.
Unrealized gain on derivative financial instruments
At December 31, 2013, we eliminated the embedded derivative in certain maintenance agreements. Prior year gains largely reflect the change in fair value of the embedded derivative and the draw-down of remaining commitments in the contracts. Included in the embedded derivative valuation was the impact of fluctuations in provisions that require a price adjustment to reflect changes in the Canadian/US dollar exchange rate and the United States government published Producers' Price Index ("US-PPI") for Mining Machinery and Equipment from the original contract amount.
The measurement of embedded derivatives, as required by GAAP, caused our reported net income in the prior year to fluctuate as Canadian/US dollar exchange rates, interest rates and the US-PPI for Mining Machinery and Equipment changed. The accounting for these derivatives had no impact on operations, Consolidated EBITDA (as defined within our credit agreement) or how we evaluated operating performance.

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(Gain) loss on debt extinguishment
On December 22, 2014, we redeemed $6.3 million aggregate principal amount of notes as part of our debt restructuring and recorded a gain of $0.3 million related to the transaction. On April 8, 2014, we redeemed $10.0 million of aggregate principal amount of notes and recorded a loss of $0.3 million related to the transaction. During the year ended December 31, 2013, we redeemed $150.0 million of our Series 1 Debentures and recorded a loss of $6.5 million.
A more detailed discussion on the partial redemption of our Series 1 Debentures can be found under "Significant Business Events - Debt and Equity Restructuring".
Income tax (benefit) expense
For the three months ended December 31, 2014, we recorded a current income tax benefit of $nil and a deferred income tax benefit of $0.4 million, for a total income tax benefit of $0.4 million. This compares to a combined income tax expense of $1.4 million for the same period last year. For the year ended December 31, 2014, we recorded a current income tax benefit of $0.1 million and a deferred income tax expense of $0.1 million for a total income tax benefit of $nil. This compares to a combined income tax benefit of $2.4 million for the same period last year.
For the three months and year ended December 31, 2014 and December 31, 2013, income tax expense as a percentage of income before income taxes differed from the statutory rate of 25.26%. This difference in all periods is primarily due to permanent differences resulting from stock-based compensation expense and income tax adjustments and reassessments.
Summary of Consolidated Cash Flows from Continuing Operations
Consolidated cash flows from continuing operations are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
(dollars in thousands)	2014	2013	2014	2013
Cash provided by operating activities	$12,072	$28,202	$41,701	$57,488
Cash provided (used) by investing activities	7,799	(4,789)	(19,488)	(27,093)
Cash used by financing activities	(18,946)	(16,759)	(34,527)	(246,148)
Net increase (decrease) in cash from continuing operations	$925	$6,654	$(12,314)	$(215,753)
Operating activities
During the three months ended December 31, 2014, cash provided by operating activities was $12.1 million, down from $28.2 million cash provided during the three months ended December 31, 2013. The current period drop in cash flow was primarily a result of a $1.3 million reduction in working capital during the quarter compared to a $14.6 million reduction in working capital, last year. The reduced working capital contribution to cash was a result of an increase in trade receivable balances, with a higher volume of invoicing completed late in the quarter due to the timing of customer payment certificate approvals. This was partially offset by a decrease in unbilled revenue balance and an increase in accounts payable balance.
During the year ended December 31, 2014, cash provided by operating activities was $41.7 million, down from $57.5 million in cash provided during the year ended December 31, 2013. The decreased cash from operations in the current period is largely due to an increase in working capital, partially offset by improved net income. Cash from operations in the prior year benefitted from improved customer collections.
Investing activities
During the three months ended December 31, 2014, cash provided by investing activities was $7.8 million, up from $4.8 million cash used by investing activities for the same period a year ago. The increased cash in the current year is largely due to increased equipment sales. Current period investing activities included cash inflows of $14.4 million in proceeds on the disposal of plant and equipment and assets held for sale partially offset by $6.6 million of plant, equipment and intangible assets purchases. Prior year investing activities included a comparable spend of $6.3 million for the purchase of plant, equipment and intangible assets, partially offset by $1.5 million in proceeds on the disposal of plant and equipment and assets held for sale.
During the year ended December 31, 2014, cash used in investing activities was $19.5 million, down from $27.1 million in cash used in the year ended December 31, 2013. Current period investing activities included $36.1 million for the purchase of plant, equipment and intangible assets. This was partially offset by cash inflows of $16.6 million from proceeds on the disposal of plant and equipment and assets held for sale. Prior year investing activities

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included $34.2 million in purchase of plant, equipment and intangible assets, partially offset by $7.1 million in proceeds on the disposal of plant and equipment and assets held for sale.
Financing activities
During the three months ended December 31, 2014, cash used by financing activities was $18.9 million, up from $16.8 million in cash used for the three months ended December 31, 2013. Current three month cash outflow was primarily a result of $5.2 million in capital lease obligation repayments, the retirement of $6.3 million in Series 1 Debentures at a discount of $0.3 million, the $1.2 million purchase of treasury shares by the trust established in relation to our equity classified stock-based compensation plans and $1.9 million for the 2014 initiated Share Purchase Program, partially offset by a $3.9 million increase in borrowing on our Credit Facility. The prior period cash outflow included $2.2 million in financing costs, $11.7 million for the 2013 Share Purchase Program and $3.6 million capital lease obligation repayments.
For the year ended December 31, 2014, cash used by financing activities was $34.5 million, compared to $246.1 million of cash used by financing activities during the year ended December 31, 2013. The current year outflow was primarily a result of the redemption of $16.3 million in Series 1 Debentures, $18.7 million in capital lease obligation repayments and $3.7 million in treasury share purchases, partially offset by the net $5.5 million increase in borrowing under the Credit Facility. The prior year cash outflow reflects a net decrease of $62.3 million in the balance owning on our Credit Facilities, the $150.0 million redemption of our Series 1 Debentures at a premium of $6.5 million and $14.0 million in capital lease obligation repayments.
Summary of Consolidated Quarterly Results
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing for the resolution of claims and unsigned change-orders;

•	the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments; and

•	the level of borrowing under our Series 1 Debentures, Credit Facility and assets financed under capital leases and the corresponding interest expense recorded against the outstanding balance of each.
The table, below, summarizes our consolidated results for the preceding eight quarters for continuing operations:

	Three Months Ended
(dollars in millions, except per share amounts)	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013
Revenue	$113.2	$134.7	$116.2	$107.7	$108.9	$116.2	$115.0	$130.3
Gross profit	10.1	16.8	9.3	15.2	16.8	11.6	8.4	8.9
Operating income (loss)	1.0	9.7	(2.2)	3.0	5.6	0.6	(2.3)	(6.5)
Net (loss) income from continuing operations	(1.5)	4.8	(4.1)	0.1	5.5	(8.7)	(5.6)	(9.2)
Net (loss) income per share - basic (i)	$(0.04)	$0.14	$(0.12)	$—	$0.15	$(0.24)	$(0.16)	$(0.26)
Net (loss) income per shares - diluted (i)	$(0.04)	$0.13	$(0.12)	$—	$0.15	$(0.24)	$(0.16)	$(0.26)

Cash dividend per share(ii)	$0.02	$0.02	$0.02	$0.02	$0.00	$0.00	$0.00	$0.00

i)
Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

ii)
On February 19, 2014, we announced that as part of the Company's long term strategy to maximize shareholders' value and broaden our shareholder base, the Board of Directors approved the implementation of a new dividend policy whereby, we intend to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis.

The Board of Directors declared a dividend of two Canadian cents ($0.02) on each of the common shares issued and outstanding on the record dates of March 31, 2014, June 30, 2014, September 30, 2014 and December 31, 2014. The dividend payouts were made respectively on April 21, 2014, July 21, 2014, October 21, 2014 and January 23, 2015.

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We generally experience a decline in our mine site support revenue such as reclamation and muskeg removal services during the three months ended June 30 of each year due to seasonality, as weather conditions make performance of this heavy equipment intensive work in the oil sands difficult during this period. The mine support activity levels in the oil sands decline when frost leaves the ground and access of excavation and dumping areas, as well as associated roads are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year to year, is referred to as "spring breakup" and has a direct impact on our mine support activity levels. All other events being equal, mine support revenue during the December to March time period of each year is traditionally highest as ground conditions are most favourable for work requiring frozen ground access in the oil sands.
Delays in the start of the winter freeze, required to perform this type of work or an abnormal thaw period during the winter months will reduce overall revenues in the winter period. It should be noted that extreme weather conditions during this period, where temperatures dip below minus 30 degrees Celsius, can have an adverse effect on revenue due to lower equipment performance and reliability. In each of the past two years we have experienced either a late winter freeze or an abnormal winter thaw causing results to deviate from the typical winter pattern. In addition, construction project delays have reduced demand for services typically provided during the three months ended March 31 in each of the past two years.
Our civil construction revenue, which usually includes a higher percent of low margin materials revenue, generally ramps up after the "spring breakup", once ground conditions stabilize. We typically use lower capacity equipment to support civil construction activities during this period resulting in a lower rate of revenue per equipment hour. Civil construction activity continues until the winter freeze at which time we typically demobilize this lower capacity equipment from the sites. The margin and schedule for this type of work is negatively affected by low productivity if weather delays extend beyond seasonal averages for the construction season. These additional delays can push the project completion into the more costly winter season or require us to re-mobilize to the site after the winter season to complete the project.
Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.
Profitability also varies from quarter-to-quarter as a result of the resolution of claims and unsigned change-orders. While claims and change-orders are a normal aspect of the contracting business, they can cause variability in profit margin due to delayed recognition of revenues. For further explanation, see "Claims and Change Orders".
Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as provided by fixed interest expense. Events during 2013, which include the reduction of our overhead support costs and the overall reduction of our debt, have changed the impact of these fixed costs as compared to previous years.
Claims and Change Orders
Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.
Contract change management processes require that we obtain change orders from our clients approving scope and/or price adjustments to the contracts. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements.
Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or un-priced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.
Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer

2014 Management's Discussion and Analysis 15

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and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.
For the three months and year ended December 31, 2014, we had approximately $4.2 million and $8.2 million, respectively, in claims revenue recognized to the extent of costs incurred. As at December 31, 2014, we had $3.1 million of unresolved claims and change orders recorded on our balance sheet valued to the extent of costs incurred. This compares to $13.1 million of unresolved claims and change-orders recorded on our balance sheet for the year ended December 31, 2013. We are working with our customers in accordance with the terms of our contracts to come to a resolution on additional amounts, if any, to be paid to us with respect to these additional costs.
Contingent Proceeds
On July 12, 2013, we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity (the "Piling sale") to the Keller Group plc (the "Keller Group" or the "Purchaser") for consideration of $227.5 million, plus $5.9 million of working capital adjustments. Net proceeds of $219.4 million were realized after the assignment to the Purchaser of $5.9 million of capital leases and selling and disposal costs of $8.1 million. A pre-tax gain on disposal of $98.1 million was recorded.
In conjunction with the Piling sale, we have exited the piling, foundation, pipeline anchor and tank services businesses. The results of piling operations are included in net income from discontinued operations for all periods presented.
As part of the sale we may receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold.t
The first part of the contingent proceeds of up to $57.5 million may be earned as follows based upon the Purchaser achieving annual results ranging between $30.0 million and $45.0 million in Piling Business EBITDA as follows:

•
A maximum of $30.0 million cash paid no later than September 30, 2014, with the full amount being paid in the event that the business earns annualized Piling Business EBITDA (“First Year Piling Business EBITDA”) of $45.0 million or more in the period from closing to June 30, 2014. The amount payable will be $2 for every $1 that First Year Piling Business EBITDA is greater than $30.0 million (with the maximum payment of $30.0 million where First Year Piling Business EBITDA is $45.0 million or greater).

•
A maximum of $27.5 million cash paid no later than September 30, 2015, with the full amount being paid in the event that the business earns Piling Business EBITDA (“Second Year Piling Business EBITDA”) of $45.0 million or more in the period from July 1, 2014 to June 30, 2015. The amount payable will be $1.833 for every $1 that Second Year Piling Business EBITDA is greater than $30.0 million (with the maximum payment of $27.5 million where Second Year Piling Business EBITDA is $45.0 million or greater).

The remaining contingent proceeds of up to $35.0 million, equal to $0.5 for every $1 by which cumulative Piling Business EBITDA in the period from closing to June 30, 2016 exceeds $135.0 million (with the maximum payment of $35.0 million where Piling Business EBITDA is $205.0 million or greater), will be calculated and paid as follows:

a.	no later than September 30, 2014, the Purchaser will pay an amount equal to $0.375 for every $1 by which First Year Piling Business EBITDA exceeds $45.0 million;

b.
no later than September 30, 2015, the Purchaser will pay an amount equal to $0.375 for every $1 by which the aggregate of First Year Piling Business EBITDA and Second Year Piling Business EBITDA exceeds $90.0 million, less any monies paid to the vendor under (a) above; and

c.
no later than September 30, 2016, the Purchaser will pay an amount equal to $0.5 for every $1 by which the aggregate of First Year Piling Business EBITDA, Second Year Piling Business EBITDA and Piling Business EBITDA for the period from July 1, 2015 to June 30, 2016 exceeds $135.0 million, less any monies paid to the vendor under (a) and (b) above.

The $45.0 million annual Piling Business EBITDA target is comparable to our Consolidated EBITDA level for the year ended March 31, 2013 for the Piling business. The cumulative two year $90.0 million Piling Business EBITDA target and the cumulative three year $135.0 million Piling Business EBITDA target are multiples of such annual Piling Business EBITDA target.
On Monday August 4, 2014, the Keller Group released their “Interim Results for the six months ended 30 June 2014”. Within this release the Keller Group indicated that Keller Canada’s profits, which we believe are primarily related to

t This paragraph contains forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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the Piling Business, are below those expected at the time of acquisition. Subsequently, Keller Group advised us that it had not met the threshold for First Year Piling Business EBITDA that would have resulted in a payout of deferred consideration in 2014. We exercised our right to verify the 2014 Piling Business EBITDA reported by the Purchaser and following our review agreed with the Purchaser to postpone finalization of the 2014 determination until the 2015 determination was received.
The remaining contingent proceeds will be recognized if and when the Piling Business EBITDA targets are achieved. In the event that the Piling business did not achieve its 2014 target, we still have the potential to realize a portion of the contingent proceeds next year, up to $27.5 million.t
E. OUTLOOK
As oil prices began to decline dramatically, many entities started to question the viability of oil sands mining as a cost effective means of oil extraction. Some predicted that existing mines would be closed down and construction work at the new mine, Fort Hills, halted. However, all of the mine owners have recently stated that while capital would be cut on other projects, including new SAGD opportunities, production would be maintained or even enhanced at their mines. The owners of the Horizon and Kearl mines both redirected capital from expenditures elsewhere to continue with funding production growth. The operator of the Fort Hills mine confirmed that current economic conditions, mainly the much depreciated Canadian dollar and cost savings would be used to continue to support construction, with a view to first production in late 2017.
Our customers are looking for new ways to cut costs in this low oil price environment. Improvements in our financial performance over the last 30 months have been achieved while already sharing incremental cost savings with our clients. However, we believe we can build on this partnership with our customers as they are open to new ideas and initiatives.t
We have winter work throughout the oil sands for the first quarter of 2015 and are bidding for construction work which will commence after spring break-up. In addition, we are in discussions about potentially extending the term of our long-term overburden removal contract on the Horizon mine. Overall, we anticipate first half performance to be similar to that of last year, normalized for Canadian Natural assuming ownership and maintenance responsibilities for contract-specific equipment on the Horizon mine. In the second quarter we should have better insight into the second half of the year in the oil sands.t
Outside of the oil sands, we are pleased to be bidding for a larger than expected site preparation package at the recently sanctioned Site C hydro-electric dam project in northeastern British Columbia. Early civil work is scheduled to begin in May, at which time we will likely be bidding for the main civil package on this project.t
Our recent debt reduction initiatives with a focus on lowering our cost of debt, combined with our stronger balance sheet and improved operating cost structure will, we believe, provide a stable base to endure the current uncertainties, allow us to remain competitive in our pricing and provide us with the ability to take advantage of organic growth and acquisition opportunities that may arise.t
In summary, we continue to pursue heavy and light civil construction contracts in the oil sands, along with other major resource projects and provincial highway and infrastructure projects across Canada. We continue to improve operating performance in order to maintain, or grow our share of available work. Our clear objective for 2015 is to demonstrate resilience of cash flow in a very challenging operating environment.t

t This paragraph contains forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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F. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:
•    permit and licensing requirements applicable to contractors in their respective trades;
•    building and similar codes and zoning ordinances; and
•    laws and regulations relating to worker safety and protection of human health.
We believe that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.
For a complete discussion of our laws and regulations and environmental matters, see the "Legal and Labour Matters - Laws and Regulations and Environmental Matters" section of our Annual Information Form ("AIF"), which section is expressly incorporated by reference into this MD&A.
Legal Proceedings and Regulatory Actions
From time to time, we are a party to litigation and legal proceedings that we consider to be a part of the ordinary course of business. While no assurance can be given, we believe that, taking into account reserves and insurance coverage, none of the litigation or legal proceedings in which we are currently involved or know to be contemplated could reasonably be or could likely be considered important to a reasonable investor in making an investment decision, expected to have a material adverse effect on our business, financial condition or results of operations. We may, however, become involved in material legal proceedings in the future that could have such a material adverse effect.
Employees and Labour Relations
As at December 31, 2014, we had approximately 250 salaried employees and approximately 1,100 hourly employees in our operations. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations typically ranges in size from approximately 1,000 employees to approximately 1,600 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake. As at December 31, 2014, approximately 900 employees are members of various unions and work under collective bargaining agreements.
The majority of our work in our ongoing operations is carried out by employees governed by our mining ”overburden” collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955, the primary term of which expires on March 31, 2015. Other collective agreements in effect include the provincial collective agreement between the Operating Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association ("ARBHCA"), which expires February 28, 2015. Negotiations to renew the IUOE Local 955 overburden agreement and the Roadbuilders and Heavy Construction agreement are under way utilizing an interest-based approach. A third collective agreement in effect is between the Operating Engineers and North American Maintenance Ltd. specific to work performed in our Acheson maintenance shop which employs approximately 40 employees. The agreement was recently renewed until 2017.
We believe that our relationships with all our employees, both union and non-union, are strong. We have never experienced a strike or lockout.

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G. RESOURCES AND SYSTEMS
CAPITAL STRATEGY
Over the past two and half years our focus was to increase shareholder value and reduce our cost of debt. Since June 30, 2012 we have taken the following actions:

•	Refinanced $54.9 million in operating leases to capital leases, reducing our average lease interest rates by almost 300 basis points to a range of 4% - 7%;

•	Redeemed $166.3 million of 9.125% Series 1 Debentures

•	Repaid $55.9 million of term debt under our previous Fourth Amended and Restated Credit Agreement;

•	Entered into the First Amending Agreement to the Fifth Amended and Restated Credit Agreement (the "Credit Facility") with our existing banking syndicate which provided for

◦	A 1.5% interest rate reduction;

◦	An increase to the allowable debt in respect of capital leases to $90.0 million, allowing us to finance capital expenditures with lower cost debt;

◦	Pre-approval to redeem up to $20.0 million of our 9.125% Series 1 Debentures, $6.3 million of which has been completed as at December 31, 2014;

◦	Increased borrowing flexibility by securing the facility through a combination of working capital and equipment;

•
Purchased and subsequently cancelled 1.8 million voting common shares in December 2013, in the normal course in the United States, representing approximately 5% of our outstanding voting common shares at the time of purchase;

•
Commenced the normal course issuer bid for an additional 1,771,195 additional voting common shares in December 2014 (approximately 5% of the outstanding voting common shares) with 500,000 purchased and cancelled to December 31, 2014 and another 620,000 purchased and cancelled to February 13, 2015.

With this strengthening of our balance sheet we have given ourselves the flexibility to be more competitive with our pricing in the oil sands and to endure uncertain times in oil price driven marketplaces.
We will continue to take advantage of our Credit Facility to deal with the working capital demands from the start-up of new projects. In addition, we believe we can continue to take advantage of our capital leasing capacity to improve our mix of higher cost debt relative to lower cost lease debt.t
Liquidity
Liquidity requirements
Our primary uses of cash are for plant, equipment and intangible asset purchases, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations and to finance working capital requirements.
Sources of liquidity
Our principal sources of cash are funds from operations and borrowings under our Credit Facility. As at December 31, 2014, our cash balance of $1.0 million was $12.8 million lower than our cash balance at December 31, 2013.
We supplemented our cash and letters of credit requirements during the year ended December 31, 2014 through drawings from the revolving facility. A more detailed discussion on the revolving facility can be found in "Credit Facility", below.
We anticipate that we will likely have enough cash from operations to fund our annual expenses and capital additions. In the event that we require additional funding, we believe that this could be satisfied by the funds available from our Credit Facility.t

t This paragraph contains forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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Summary of Consolidated Financial Position

(dollars in thousands)	Dec 31, 2014	Dec 31, 2013
Cash	$956	$13,742
Current assets (excluding cash)	155,025	114,134
Current liabilities	(115,343)	(93,482)
Net working capital	$40,638	$34,394
Intangible assets	4,385	7,043
Plant and equipment	260,898	277,975
Total assets	456,581	445,641
Capital lease obligations (including current portion)	(64,055)	(43,295)
Total long term financial liabilities ‡	(108,512)	(109,635)

‡
Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

Working capital fluctuations effect on liquidity
As at December 31, 2014, we had $1.3 million in trade receivables that were more than 30 days past due, down from $5.1 million as at December 31, 2013. We did not require an allowance for doubtful accounts related to our trade receivables, for the current or prior year. We continue to monitor the credit worthiness of our customers.
As at December 31, 2013, an amount of $14.4 million was recognized within unbilled revenue for that year relating to the Canadian Natural contract, whereby the normal operating cycle for this project was greater than one year. This balance was partially drawn down through 2014, with the remaining $6.9 million balance invoiced to the customer as at December 31, 2014.
Included in assets held for sale at December 31, 2014 are the contract-specific equipment with a carrying value of $29.4 million sold to Canadian Natural on January 2, 2015. For a more detailed discussion on this transaction, please see "Significant Business Events - 2015 Sale of Contract Equipment to Horizon Mine Customer" in this MD&A.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred within unbilled revenue. As of December 31, 2014, we had $3.1 million of unresolved claims and change orders recorded on our balance sheet. This compares to $13.1 million for the year ended December 31, 2013. For a more detailed discussion on claims revenue refer to "Claims and Change Orders".
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances at the start of such projects.
Our working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.
As at December 31, 2014, holdbacks totaled $10.7 million, up from $9.1 million as at December 31, 2013. Holdbacks represent 16% of our total accounts receivable as at December 31, 2014 (13% as at December 31, 2013). The current year increase in holdbacks represents an increase in construction services projects that have yet to achieve substantial completion of work, partially offset by the billing of the holdback related to the Joslyn mine site development project, substantially completed during 2014.
Plant, Equipment and Intangible Asset Purchases
We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. Having an effective maintenance program is important to support our large revenue producing fleet in order to avoid equipment downtime, which can affect our revenue stream and our project profits.

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As part of our maintenance program for our larger sized equipment, it is often cost effective to replace major components of the equipment, such as engines, drive trains and under carriages to extend the useful life of the equipment. The cost of these major equipment overhauls are recorded as capital expenditures and depreciated over the life of the replacement component. We refer to this type of equipment as "multi-life component" equipment. Once it is no longer cost effective to replace a major component to extend the useful life of a multi-life component piece of equipment, the equipment is disposed of and replacement capital requirements are determined based on historical utilization and anticipated future demand.
For the balance of our heavy and light equipment fleet, it is not cost effective to replace individual components, thus once these units reach the end of their useful lives, they are disposed of and replacement capital decisions are likewise assessed based on historical utilization and anticipated future demand. We refer to this type of equipment as "single-life component" equipment.
In addition, we may acquire new equipment to replace disposed assets and/or support our growth as we take on new projects. This includes the addition of revenue producing fleet and site infrastructure assets to support the maintenance activities of the fleet.
We typically require between $15.0 million to $25.0 million, annually, for capitalized maintenance that extends the useful life of our existing equipment fleet and an additional $10.0 million to $15.0 million (net of proceeds from disposals) to replace equipment that has reached the end of its useful life. We increased our equipment replacement program in the current year to $35.9 million to replace some of our aging single-life heavy equipment fleet which improved our maintenance costs and reduced our need for rental equipment. This fleet replacement was primarily focused on our smaller, civil construction equipment and reflects the current and anticipated continued high demand and utilization of these fleets.
We believe that our current fleet size and mix is in alignment with the current and near-term growth expectations of equipment demands from our clients. We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated future demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets.
For 2015, we intend to limit our capital expenditures to approximately $20.0 million to $30.0 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements (normal equipment disposals excludes proceeds from the sale of contract-specific assets to Canadian Natural). We believe our cash flow from operations, net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet these requirements.t
A summary of cash changes to plant, equipment and intangible assets by nature and by period is shown in the table below:

	Three months ended December 31,		Year ended December 31,
(dollars in thousands)	2014	2013	2014	2013
New plant and equipment - capital expenditures
Sustaining	$7,653	$11,058	$26,338	$32,576
Growth	1,014	186	1,612	3,249
Subtotal	$8,667	$11,244	$27,950	$35,825
New intangible assets - capital expenditures
Sustaining	$438	$455	$574	$1,770
Growth	—	68	415	1,056
Subtotal	$438	$523	$989	$2,826
Total new additions to capital assets	9,105	11,767	28,939	38,651
Items affecting cash additions to capital assets:
Equipment buyouts	$2,620	$—	$7,480	$—
Change in non-cash working capital	(5,174)	(5,491)	(283)	(4,474)
Cash outflow on additions to plant and equipment and intangible assets	$6,551	$6,276	$36,136	$34,177
Capital asset disposal
Proceeds on disposal of plant and equipment and assets held for sale	$14,350	$1,487	$16,648	$7,084
Net decrease in cash related to capital assets	$(7,799)	$4,789	$19,488	$27,093

t This paragraph contains forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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Equipment lease buyout activity in the current periods only includes the buyout of equipment leases that we have capitalized in plant and equipment. We consider the lease buyout activity to be a change in financing, not an addition to our equipment fleet, as we would have previously reported the addition to our equipment fleet under non-cash additions.
Proceeds on the disposal of plant and equipment for the periods presented includes proceeds specific to the assets we owned. Included in the proceeds for the three months and year ended December 31, 2014 is $7.2 million related to the sale lease-back of certain heavy equipment.
Included in our capital lease additions of $39.5 million for the year ended December 31, 2014 is $7.2 million related to sale lease-back, $1.2 million related to the conversion of operating leases and $31.0 million related to new unit additions. Our capital lease additions during the year ended December 31, 2013 of $13.8 million includes $13.5 million of operating lease conversions and $0.3 million of new additions.
In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. In addition, we develop or acquire our intangible assets through capital expenditures.
Our equipment fleet value is currently split among owned (61%), leased (33%) and rented equipment (6%). Excluded from the equipment values provided are the contract equipment sold and the assignment of certain leases to Canadian Natural on January 2, 2015. For more information on this transaction, please see “Significant Business Events - 2015 Sale of Contract Equipment to Horizon Mine Customer” in this MD&A. Our equipment ownership strategy allows us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.
Credit Facility
On September 10, 2014, we entered into a First Amending Agreement to the Fifth Amended and Restated Credit Agreement (the "Credit Facility"). Our Fifth amended and Restated Credit Facility was signed on October 9, 2013, expires on September 30, 2016 and is secured through a combination of working capital and equipment. The amendment allows further flexibility in our financing needs as we plan for the future. The amended agreement includes the following changes:

•
Modification of the Senior Leverage Ratio covenant of Senior Debt to Consolidated EBITDA from less than 2.00 to 1.00 to less than 2.50 to 1.00. This change reflects our improved risk profile and lower Series 1 Debenture debt and we expect it to improve our liquidity.

•
Increase to the allowable debt in respect of capital leases by $15.0 million to $90.0 million. This will allow us to continue to eliminate operating leases and to finance capital expenditures with low cost debt, thereby freeing up cash for new opportunities or to retire other more costly debt.

•
Pre-approval to redeem up to $20.0 million of the 9.125% Series 1 Debentures. This is expected to increase our flexibility to balance our mix of lower cost secured debt versus higher cost unsecured debt.[t]

The Credit Facility allows borrowing of up to $85.0 million, contingent upon the value of the borrowing base, broken into two tranches:

•	Tranche A, that will support up to $60.0 million in both borrowing under a revolving facility and letters of credit

•	Tranche B, that will allow up to $25.0 million in letters of credit
Our interest cost on the Credit Facility is based on a pricing margin schedule that is affected by our credit rating with Standard & Poor's. Based on our current credit rating, our interest cost on the Credit Facility includes:

•	Canadian prime interest rate plus 3.0% interest charge on outstanding revolver facility borrowing

•	2.8% interest charge on outstanding letters of credit used as guarantees, drawn against either Tranche A or Tranche B

•	1.0% interest charge on any unused portion of the $85.0 million Credit Facility

t This paragraph contains forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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The Credit Facility borrowing base is determined by the value of receivables and equipment with financial covenants of:

•	A Senior Leverage Ratio, which is to be maintained at less than 2.50 to 1.00

◦	The Senior Leverage Ratio is a ratio of Senior Debt (not including the 9.125% Series 1 Unsecured Debentures) to a trailing 12-months Consolidated EBITDA

•	A Fixed Charge Cover Ratio, which must be maintained at greater than 1.20 to 1.00

◦	The Fixed Charge Cover Ratio is the ratio of Consolidated EBITDA (less current income taxes actually paid) to Consolidated Fixed Charges.

▪
The Consolidated Fixed Charges is defined as cash interest (not including interest on the debentures repurchased and redeemed or any interest on our previously outstanding term facilities), scheduled repayment of debt (not including the principal component of our previously outstanding term facilities), net capital expenditures (except to the extent financed by available cash, capital leases, loans under our credit facility of up to $15.0 million per year, or new share issuances) and any dividend payments or stock repurchases (except to the extent financed by available cash or a new share issuance).

Borrowing activity under the Credit Facility
The December 31, 2014 borrowing base allowed for a maximum draw of $85.0 million between the two tranches of our Credit Facility. At December 31, 2014, our unused borrowing availability on the revolving facility under Tranche A was $54.5 million (December 31, 2013 - $60.0 million).
The May 2, 2014 upgrade in our credit ratings by Standard & Poor ("S&P")12has reduced the interest rate payable on borrowings under our Credit Facility. This recent upgrade has improved our cost of borrowing under the Credit Facility as follows:

•	A reduction of 0.5% in interest charged on outstanding revolver borrowing

•	A reduction of 0.3% in interest charged on outstanding letters of credit used as guarantees, drawn against either Tranche A or Tranche B

•	A reduction of 0.12% in standby fee interest charged on any unused portion of the $85.0 million Credit Facility
For a discussion of our debt ratings, see the “Debt Ratings” section of our annual AIF, which section is expressly incorporated by reference in this MD&A.
Cash drawn under Tranche A
At December 31, 2014, we had $5.5 million outstanding on our revolving facility under Tranche A (December 31, 2013 - $nil).
During the year ended December 31, 2014, we used our revolving facility to finance our working capital requirements. The average amount of our borrowing on the revolving facility was $5.4 million with a weighted average interest rate of 6.0% ($22.7 million for the year ended December 31, 2013, at an average rate of 7.9%). The maximum end of month balance for any single month during the year ended December 31, 2014 was $20.0 million. For the three months ended December 31, 2014, the weighted average amount of our borrowing on the revolving facility was $14.8 million, at an average interest rate of 6%. We had no borrowing on the revolving facility during the three months ended December 31, 2013. The average amount of our borrowing on the revolving facility is calculated based on the weighted average of the outstanding balances in the three months and year periods, respectively.
Letters of credit drawn under Tranche A
As at and for the years ended December 31, 2014 and December 31, 2013, there were no letters of credit issued under Tranche A of the Credit Facility, nor was there letters of credit borrowing activity during either year under Tranche A.
Letters of credit drawn under Tranche B
As of December 31, 2014, we had issued $5.1 million ($3.1 million at December 31, 2013) in letters of credit to support performance guarantees associated with customer contracts. One of our major long-term contracts allows the customer to require that we provide up to $15.0 million in letters of credit. As at December 31, 2014, we had no letters of credit outstanding in connection with this contract. This customer must provide a 60-day prior written notice to request any change in their letter of credit requirements

12 Standard and Poor's Ratings Services ("S&P"), a division of The McGraw-Hill Companies, Inc.

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Contractual Obligations and Other Commitments
Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of December 31, 2014 for our ongoing operations.

	Payments due by fiscal year
(dollars in thousands)	Total	2015	2016	2017	2018	2019 and thereafter
Series 1 Debentures	$58,733	$—	$—	$58,733	$—	$—
Revolving facility	5,536	5,536	—	—	—	—
Capital leases (including interest)	69,883	25,115	21,149	11,662	10,179	1,778
Equipment and building operating leases	31,989	4,751	3,984	3,884	4,013	15,357
Supplier contracts	9,915	2,729	3,593	3,593	—	—
Total contractual obligations	$176,056	$38,131	$28,726	$77,872	$14,192	$17,135
Our total contractual obligations of $176.1 million as at December 31, 2014 have decreased from $184.3 million as at December 31, 2013. As of the sale of contract-specific equipment to Canadian Natural, our commitments were reduced by $2.3 million upon the assignment of operating leases and $0.3 million upon the buyout and sale of leases.
For a discussion on the revolving facility see "Liquidity - Credit Facility", above and for a more detailed discussion of our 9.125% Series 1 Debentures, see "Description of Securities and Agreements - 9.125% Series 1 Debentures" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Off-balance sheet arrangements
We currently have no off-balance sheet arrangements.
Securities and Agreements
Capital structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
Effective December 18, 2014, we commenced a second normal course issuer bid for the purchase and cancellation of up 1,771,195 outstanding voting common shares in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of December 10, 2014. As at February 13, 2015, 1,120,000 voting common shares had been purchased and retired (500,000 as at December 31, 2014) under this bid.
On December 19, 2013, we purchased and subsequently cancelled 1,800,000 voting common shares, in the normal course, in the United States primarily through the facilities of the NYSE. Such voting common shares represented 5% of the issued and outstanding voting common shares at the time.
All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.
On June 12, 2014, we entered into a trust fund agreement whereby the trustee will purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified RSU and PSU long-term incentive plans are to be settled. Units granted under our RSU and PSU plans typically vest at the end of a three-year term.
As at February 13, 2015, there were 34,303,916 voting common shares outstanding, which included 917,047 common shares held by the trust fund and classified as treasury shares on our consolidated balance sheets (34,923,916 common shares, including 589,892 common shares classified as treasury shares at December 31, 2014). We had no non-voting common shares outstanding on any of the foregoing dates.
For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

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9.125% Series 1 Debentures
On April 7, 2010, we closed a private placement of 9.125% Series 1 Senior Unsecured Debentures Due 2017(the "Series 1 Debentures") for gross proceeds of $225.0 million.
As discussed in "Significant Business Events - Partial Purchase / Redemption of 9.125% Series 1 Senior Unsecured Debentures Due 2017", during the year ended December 31, 2014, we redeemed $16.3 million of the aggregate principal of the Series 1 Debentures. We redeemed $150.0 million of the Series 1 Debentures during the year ended December 31, 2013. At December 31, 2014, the remaining balance of our Series 1 Debentures was $58.7 million.
The Series 1 Debentures are rated B by Standard & Poor's (see "Debt Ratings").
For a more detailed discussion of our 9.125% Series 1 Debentures, see "Description of Securities and Agreements - 9.125% Series 1 Debentures" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Debt Ratings
On May 2, 2014, Standard & Poor ("S&P") upgraded its previous ratings of our long-term corporate credit to 'B' and the senior unsecured debt rating to 'B' from the previous ratings of "B-". S&P upgraded its outlook on the corporate rating to 'stable' and reaffirmed the recovery rating on our Series 1 Debentures at '4'.
For a discussion of our debt ratings, see the “Debt Ratings” section of our annual AIF, which section is expressly incorporated by reference in this MD&A.
Related Parties
Advisory Agreements
From the time of our initial public offering in November of 2006 to June 26, 2013, Perry Partners, L.P. and Perry Partners International, Inc. (together, “Perry”) was our Sponsor. As a Sponsor, Perry had an Advisory Services Agreement with us under which Perry was entitled to receive reports, financial data and other information and we were entitled to receive consulting services relating to our operations, affairs and finances. No fee was charged by Perry for such consulting and advisory services. On June 26, 2013, we entered into an agreement with Perry terminating Perry's Advisory Services Agreement.
We may terminate a significant shareholder's letter agreement in certain circumstances. All the foregoing rights are subject to customary confidentiality requirements and subject to security clearance requirements imposed by applicable government authorities.
Internal Systems and Processes
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2014 such disclosure controls and procedures were effective.
Management's report on internal control over financial reporting
Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the President and Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in

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National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of December 31, 2014, we applied the criteria set forth in the 1992 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2014, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report stating that we, as at December 31, 2014, maintained, in all material respects, effective internal control over financial reporting based on the criteria established in the 1992 Internal Control-Integrated Framework issued by the COSO.
Material changes to internal controls over financial reporting
There have been no material changes to internal controls over financial reporting during the year ended December 31, 2014.
Accounting Pronouncements
Recently adopted

•	Income taxes

◦
We adopted this Accounting Standards Update (“ASU”) No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Carry Forward Exists effective commencing January 1, 2014. The adoption of this standard did not have a material impact on our consolidated financial statements.[t]

Not Yet Adopted

•	Presentation of financial statements and property, plant and equipment

◦
In April 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disposals of Components of an Entity. This ASU will be effective for disposals recorded on or after January 1, 2015. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.[t]

•	Revenue from Contracts with Customers

◦
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will be effective commencing January 1, 2017. We are currently assessing the effect the adoption of this standard will have on our consolidated financial statements.[t]

•	Compensation - Stock Compensation

◦
In May 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.[t]

•	Presentation of Financial Statements - Going Concern

◦
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Topic 205-40).This ASU will be effective commencing January 1, 2017, with early adoption permitted. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.[t]

For a complete discussion of accounting pronouncements recently adopted and accounting pronouncements not yet adopted, see the "Accounting pronouncements recently adopted" and "Recent accounting pronouncements not

t This paragraph contains forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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yet adopted" sections of our Consolidated Financial Statements for the year ended December 31, 2014 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Critical Accounting Estimates
The preparation of financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.
Significant estimates made by us include:

•
Assessment of the percentage of completion on time-and-materials, unit-price and lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	Assumptions used in periodic impairment testing; and

•	Estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of plant and equipment and intangible assets.
Actual results could differ materially from those estimates.
The accuracy of our revenue and profit recognition in a given period is dependent, in part, on the accuracy of our estimates of the cost to complete each time-and-materials, unit-price, and lump-sum project. Major changes in cost estimates can have a significant effect on profitability.
The complex judgments and estimates most critical to an investor's understanding of our financial results and condition are contained within our significant accounting policies. Below is a listing of our significant accounting policies in which we define how we apply these critical accounting estimates:

•	Revenue recognition

•	Plant and equipment

•	Allowance for doubtful accounts receivable

•	Financial instruments

•	Foreign currency translation

•	Discontinued operations
For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the "Significant accounting policies" section of our Consolidated Financial Statements for year ended December 31, 2014 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

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H. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
Forward-Looking Information
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as 'believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "intend", "position" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks, uncertainties and assumptions that may prove to be incorrect:

1.	The possibility that we may receive contingent proceeds based on certain profitability thresholds being achieved from the use of the assets and liabilities sold in connection with the Piling sale.

2.
The belief that the improvements to our balance sheet and cost structure that we have accomplished position us to deal with the ever present risks in our cyclical business and the belief that will be able to continue building pricing strategies with our customers and vendors that will allow us to share in the incremental cost savings.

3.
The expectation that as a result of the buyout and assignment of certain contract-specific operating leases to Canadian Natural during 2014, our operating lease expense will be reduced annually by $11.2 million from 2014 levels.

4.	Our belief that we have demonstrated our ability to successfully leverage our oil sands knowledge and technology and put it to work in other resource development projects.

5.	Our belief that we are positioned to respond to the needs of a wide range of other resource developers and provincial infrastructure projects across Canada.

6.	The possibility that we may receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed profitability thresholds from the Piling assets and liabilities sold.

7.
The possibility that, in the event that Piling business did not achieve its 2014 target, we still have the potential to receive up to $27.5 million in additional proceeds next year, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold.

8.	Our belief that we will be able to identify additional cost savings that can be shared with our clients.

9.
The expectation that we will be able to secure and maintain our share of available work, resulting in first half performance similar to that of last year, normalized for the ownership and maintenance responsibilities assumed by Canadian Natural and that we will have better insight into the second half of the year in the oil sands by the second quarter.

10.	The expectation that the Site C hydro-electric dam early works will begin in May and that we will be bidding for the main civil package around that same time.

11.
Our belief that debt reduction initiatives, a stronger balance sheet and our improved cost structure will allow us to endure the current economic and market uncertainties, remain competitive in our pricing and take advantage of organic growth and acquisition opportunities that may arise.

12.	The objective for 2015 to demonstrate resilience of cash flow in a very challenging operating environment.

13.
The expectation that we will continue to take advantage of our Credit Facility to deal with the working capital demands from the start-up of new projects and the belief that we can continue take advantage of our capital leasing capacity to improve our mix of higher cost debt relative to lower cost lease debt.

14.
Our belief that we will likely have enough cash from operations to fund our annual expenses and capital additions. In the event that we require additional funding, we believe that any such funding requirements could be satisfied by the funds available from our Credit Facility.

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15.
Our belief that cash flow from operations, net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet our essential capital maintenance and equipment replacement requirements.

16.
Our expectation that the amendment to our Credit Agreement, granting pre-approval to redeem up to $20.0 million of the Series 1 Debentures will increase our flexibility to balance our mix of lower cost secured debt versus higher cost unsecured debt.

17.	Our belief that accounting pronouncements recently adopted or yet to be adopted, as discussed herein, will not have a material impact on our consolidated financial statements.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions", "Risk Factors" and "Quantitative and Qualitative Disclosure about Market Risk", below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the "Forward-Looking Information, Assumptions and Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

1.
That, in the event that the Purchaser of the Piling business does not meet the prescribed Consolidated EBITDA thresholds for 2014, the Purchaser will meet the prescribed Consolidated EBITDA threshold next year, thus allowing us to realize the contingent proceeds of the Piling Sale;

2.	The continuing development of new mines and the expansion of existing mines;

3.	The demand for construction services remaining strong, including in non-oil sands projects;

4.	That work will continue to be required under the contract with Canadian Natural;

5.	That the Site C hydro-electric dam project will proceed as planned;

6.	That work will continue to be required under our master services agreements with various customers;

7.	Our customers' ability to pay in timely fashion;

8.	Our ability to successfully resolve all claims and unsigned change orders with our customers;

9.	The oil sands continuing to be an economically viable source of energy;

10.
Our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

11.	The continuing plans to construct the southern and east / west pipelines;

12.	Our ability to benefit from construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

13.
Our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment;

14.	Our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

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15.
Our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices; and

16.	Our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
Risk Factors
The risks and uncertainties that could cause actual results to differ materially from the information presented in the above forward-looking statements and assumptions include, but are not limited to the risks detailed below.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk that future revenue or operating expense related cash flows, the value of financial instruments or cash flows associated with the instruments will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
Business Risk Factors

•
Because most of our customers are Canadian energy companies, a downturn in the Canadian energy industry or a global reduction in the demand for oil and related commodities could result in a decrease in the demand for our services.

•
Changes in our customers' perception of oil prices over the long-term or the economic viability of a new oil sands project or capital expansion to an existing project could cause our customers to defer, reduce or stop their investment in oil sands capital projects, which would, in turn, reduce our revenue from capital projects from those customers.

•	Cost overruns by our customers on their projects may cause our customers to terminate future projects or expansions that could adversely affect the amount of work we receive from those customers.

•
Short-notice customer communication of reduction in their mine development or support service requirements, in which we are participating, could lead to our inability to secure replacement work for our dormant equipment and could subject us to non-recoverable costs.

•	Our customer base is concentrated, and the loss of, or a significant reduction in, business from a major customer could adversely affect our financial condition.

•	A change in strategy by our customers to reduce outsourcing could adversely affect our results.

•	Anticipated new major capital projects in the oil sands may not materialize.

•	A significant amount of our revenue is generated by providing construction services for fixed term projects.

•	Our operations are subject to weather-related and environmental factors that may cause delays in our project work.

•	Lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs.

•
There can be no certainty that any or all of the contingent consideration from the sale of the Piling business will be received. Failure to receive the contingent consideration could negatively impact the market price of the Common Shares.

•	Unanticipated short-term shutdowns of our customers' operating facilities may result in temporary cessation or cancellation of projects in which we are participating.

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•	An unfavourable resolution to our significant project claims could result in a revenue write-down in future periods.

•
Our ability to maintain planned project margins on projects with longer-term contracts with fixed or indexed price escalators may be hampered by the price escalators not accurately reflecting increases in our costs over the life of the contract.

•
A drop in the global demand for heavy equipment could reduce our ability to sell excess equipment and negatively impact the market value of our fleet.  A reduced fleet value could result in an impairment charge being recorded against net income and may also reduce our borrowing base under our Credit Facility.

•	Our ability to grow our operations in the future may be hampered by our inability to obtain long lead time equipment and tires, which can be in limited supply during strong economic times.

•	Reduced availability or increased cost of leasing our equipment fleet could adversely affect our results.

•	We may not be able to access sufficient funds to finance a growth in our working capital or equipment requirements.

•	Significant labour disputes could adversely affect our business.
For further information on risks, including "Quantitative and Qualitative Disclosure about Market Risk", "Business Risk Factors", "Risk Factors Related to Our Common Shares", and "Risk Factors Related to our Debt Securities" please refer to the "Forward-Looking Information, Assumptions and Risk Factors - Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.
I. GENERAL MATTERS
Experts
KPMG LLP are our auditors and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of Institute of Chartered Accountants of Alberta and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).
Additional Information
Our corporate office is located at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.
For the definition of terms commonly used in our industry but not otherwise defined in this MD&A, please see "Glossary of Terms" in our most recent AIF.
Additional information relating to us, including our AIF dated February 17, 2015, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.

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